July 31, 2018

William Wei Huang
Chief Executive Officer
GDS Holdings Limited
2/F, Tower 2, Youyou Century Place
428 South Yanggao Road
Pudong, Shanghai 200127
People's Republic of China

       Re: GDS Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed March 29, 2018
           File No. 001-37925

Dear Mr. Wei Huang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Item 3. Key Information
A. Selected Financial Data
Non-GAAP Measures, page 4

1. You present Adjusted EBITDA/margin and Adjusted NOI/margin without presenting the comparable GAAP measure(s) on page 4 of the filing. Please revise future filings throughout, including your Business Overview section, and Form 6-K's that provide non-
      GAAP information incorporated by reference into a Securities Act filing, to present the comparable GAAP measure(s) with equal or greater prominence. In addition, please revise your reconciliation of Adjusted Net Operating Income in future filings to begin with Net
 William Wei Huang
GDS Holdings Limited
July 31, 2018
Page 2
         Income (Loss) the comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) and (B) of
         Regulation S-K and Questions 102.10, 106.02 and 106.03 of the Non--GAAP Financial
         Measures Compliance and Disclosure Interpretations as of April 4,
2018. .
Item 15. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page
154

2. Please confirm that management used the COSO framework of 2013 in performing its assessment and disclose the framework used in future reports. Refer to
Item 308(a)(2) of
         Regulation S-K. Revise your future filings accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Craig
Wilson, Senior Assistant Chief Accountant, at 202-551-3226 with any questions.


FirstName LastNameWilliam Wei Huang
                                                             Division of
Corporation Finance
Comapany NameGDS Holdings Limited
                                                             Office of
Information Technologies
July 31, 2018 Page 2                                         and Services
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